UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission File Number: 1-15226

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCANA (USA) RETIREMENT PLAN

370 17th Street, Suite 1700

Denver, CO 80202

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCANA CORPORATION

Suite 4400, 500 Centre Street S.E., P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Encana (USA) Retirement Plan

Financial Statements

and

Independent Auditors’ Report

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants Encana (USA) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Encana (USA) Retirement Plan (the “Plan”) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2018, and the changes in its net assets for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2010.

Denver, CO

June 24, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Encana (USA) Retirement Plan

Denver, Colorado

OPINION ON THE FINANCIAL STATEMENT

We have audited the accompanying statement of net assets available for benefits of the Encana (USA) Retirement Plan (the “Plan”) as of December 31, 2017, and the related notes (collectively referred to as the “financial statement”).

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

/s/ EKS&H LLLP

June 11, 2018

Denver, Colorado

ENCANA (USA) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value
Mutual funds	$118,749,408	$129,051,835
Common collective trust funds	122,731,846	128,539,986
Encana Corporation common shares	15,260,321	33,632,943

Total investments, at fair value	256,741,575	291,224,764

Receivables
Participant notes receivable	2,538,031	2,196,788

Net assets available for benefits	$259,279,606	$293,421,552

See Notes to Financial Statements

ENCANA (USA) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018

Investment income
Net realized and unrealized losses on investments	$(39,749,399)
Dividend income	2,311,003

Total investment income - Net	(37,438,396)

Interest income

Interest income from participant notes receivable	119,281

Contributions
Employer	14,241,363
Employee	10,429,983
Rollover	2,293,328

Total contributions	26,964,674

Deductions
Participant withdrawals and benefit payments	23,613,371
Administrative fees	174,134

Total deductions	23,787,505

Net Decrease	(34,141,946)

Net assets available for benefits
Beginning of year	293,421,552

End of year	$259,279,606

See Notes to Financial Statements

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies

The following description of the Encana (USA) Retirement Plan (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

A) General

The Plan is a defined-contribution plan established on September 1, 1999, under which employer contributions are based on a fixed formula that is not related to profits and that is designated as a pension plan by the Plan Sponsor. The Plan Sponsor is Encana Services Company Ltd. (the “Company”). All employees of Encana Services Company Ltd. (U.S. Branch) and Encana Oil & Gas (USA) Inc. are eligible to participate in the Plan. The Plan includes immediate participant eligibility, automatic enrollment at 5% of participant compensation, the option for a participant to contribute using a percentage or flat dollar election and the option for a participant to elect to receive dividends in cash or reinvest in additional shares. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Management Pension & Benefits Committee (“MPBC”) provides oversight for the Plan. Principal Financial Group (“Principal”) serves as trustee, manages Plan assets and maintains the Plan’s records. Principal offers Plan participants a variety of investment options. Individual accounts are invested in the various investment options at the direction of the participants.

B) Contributions

Participants may make before-tax and after-tax contributions up to 75% of their annual compensation not to exceed limits by the Internal Revenue Service (“IRS”), which are adjusted annually by the Secretary of Treasury for inflation. This maximum percentage may be reduced by the Plan administrator in certain circumstances. The Plan also permits rollover contributions from other qualified retirement plans. Employee contributions to the Plan are made through regular payroll deductions, catch-up contributions, and Roth contributions, which are after-tax contributions tracked in a separate account but subject to the same limitations set forth under the Plan.

The Company will make a safe harbor matching contribution of 100% of elective deferrals up to 5% of eligible compensation, which is invested in Encana Corporation common shares. In addition, the Company will make a contribution of 8% of eligible compensation, invested at the direction of the participants.

C) Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, Plan earnings or losses, forfeitures, and an allocation of Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

D) Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Participants also have full and immediate vesting in the Company’s 5% safe harbor matching contribution portion of their accounts. Participants are generally fully vested in the Company’s 8% contribution after three years of service, disability, death or retirement.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

E) Participant Notes Receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear an interest rate between 4.25% to 6.25%, equal to one percent over the prime rate published in the Wall Street Journal on the first business day of the month in which the note is requested. The notes mature at various dates through 2033. Principal and interest is paid ratably through payroll deductions. Participant notes are recorded in the financial statements at amortized cost plus accrued interest. Participant notes receivable are written off when deemed uncollectible.

F) Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance or annual installments over a life annuity. For termination of service for other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution. Accounts with balances less than $1,000 may be immediately distributed upon a distribution event. Benefits are recorded as distributions to participants when paid.

G) Participant Termination and Forfeitures

Forfeitures occur when a participant terminates employment prior to satisfying the service years required to become vested in the 8% contribution made by the Company. Forfeitures can be used to pay Plan expenses or reduce employer contributions. As of December 31, 2018, and 2017, forfeiture balances were $17,479 and $6,847, respectively. For the year ended December 31, 2018, $354,227 of forfeitures were used to reduce employer contributions and $138,115 of forfeitures were used to reduce administrative expenses.

H) Valuation of Investments and Income Recognition

Investments are recorded at fair value or net asset value (“NAV”) for common collective trust funds as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.

The net realized and unrealized gain or loss on investments (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Purchase and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.

I) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

J) Risk and Uncertainties

The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve certain risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

2. Fair Value Measurements

Accounting principles generally accepted in the United States of America require disclosure about how fair value is determined and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual funds:

Mutual funds are valued at the daily closing price as reported by the fund. All of the mutual funds are funds with quoted daily prices that are directly observable in the marketplace by market participants.

Common collective trust funds:

The Principal Trust Income and Target Funds are held in common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled separate accounts (“PSAs”). The Stable Value Fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. These investments are valued at their net asset values

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

(“NAV”) per share as of the close of business on the valuation date as a practical expedient for the estimated fair value. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for the Stable Value Fund is based on the contract value of fully benefit-responsive contracts, conventional and synthetic GICs, which represents invested principal plus accrued interest thereon. The Principal Trust Income Fund seeks current income and, as a secondary objective, capital appreciation. The Principal Trust Target Funds seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in a specific year. The Stable Value Fund seeks to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets.

These investments are valued at the NAV of the units held by the Plan. NAV would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

There are no significant redemption restrictions or unfunded commitments on these investments.

Encana Corporation common shares:

Investments in common shares are valued at its closing price reported on the active market on which the securities are traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2018 and 2017:

2018

Description	Level 1	Level 2	Level 3	Total

Mutual funds	118,749,408	-	-	118,749,408

Common collective trust funds (net asset value*)	-	-	-	122,731,846

Encana Corporation common shares	15,260,321	-	-	15,260,321

Total	134,009,729	$-	$-	$256,741,575

2017

Description	Level 1	Level 2	Level 3	Total

Mutual funds	129,051,835	-	-	129,051,835

Common collective trust funds (net asset value*)	-	-	-	128,539,986

Encana Corporation common shares	33,632,943	-	-	33,632,943

Total	$162,684,778	$-	$-	$291,224,764

*

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

3. Income Taxes

The Plan obtained a favorable opinion letter, dated June 23, 2014, from the IRS as to the qualified status of the Plan. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income tax have been included in the Plan financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2015.

4. Administration of the Plan

The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and pays the cost of certain outside services for the Plan.

5. Partial Plan Termination

As a result of a reduction of the Plan Sponsor’s workforce, the Plan experienced a partial plan termination as defined by ERISA in 2018 and 2017. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting in the employer’s 8% contribution is required for the affected participants, but the remaining participants’ vesting continues to be determined per the plan provisions.

All affected employees who were participants in the Plan were fully vested in their account balances at the date of their partial plan termination.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, all participants become 100% vested and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

7. Party-in-Interest Transactions

Certain Plan investments are managed by Principal or its’ affiliates. Principal is the Trustee as defined by the Plan and these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

The Plan allows participants to invest in Encana Corporation’s common shares. As the Company is the sponsoring entity of the Plan, the common shares qualify as party-in-interest transactions.

The Plan Sponsor pays certain expenses on behalf of the plan. These transactions qualify as party-in-interest transactions.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

8. Concentration of Investments

As of December 31, 2018, the Plan held $29,189,025 in the Vanguard Institutional Index INST, which was approximately 11% of total investments. As of December 31, 2017, the Plan held $33,632,943 of Encana Corporation common shares and $29,703,073 in the Vanguard Institutional Index INST, which were approximately 12% and 10% of total investments, respectively. The net assets available for benefits would be sensitive to any changes in the value of Vanguard Institutional Index INSTL and Encana common shares. The Vanguard Institutional Index INSTL seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks and would be subject to stock market risk, which is the chance that stock prices overall will decline.

9. Reconciliation to Form 5500

The following is a reconciliation of the net assets available for benefits per the Financial Statements to the Form 5500:

	December 31,
	2018	2017

Net assets available for benefits per Financial Statements	$259,279,606	$293,421,552

Difference in valuation of stable value common collective trust fund	$(191,552)	(28,252)

Net assets available for benefits per Form 5500	$259,088,054	$293,393,300

The following is a reconciliation of the net decrease in assets available for benefits per the Financial Statements to the Form 5500 for the year ended December 31, 2018:

Net decrease in assets available for benefits per Financial Statements	$(34,141,946)

Difference in valuation of stable value common collective trust fund	$(163,300)

Net income (loss) - per Form 5500	$(34,305,246)

The accompanying Financial Statements present the stable value fund, a common collective trust fund, at NAV; NAV includes indirect investments of fully benefit-responsive contracts measured at contract value. The Form 5500 requires these embedded fully benefit-responsive investment contracts in the common collective trust fund to be presented at fair value using valuation methodologies appropriate for each underlying investment contract. Therefore, the adjustment from contract value to fair value for the fully benefit-responsive investment contracts represents a reconciling item.

10. Subsequent Events

The Plan has evaluated all subsequent events through June 24, 2019, which is the date the financial statements were available to be issued.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

Effective February 13, 2019, Newfield Exploration Company (“Newfield”) became an indirect, wholly owned subsidiary of Encana. Effective April 1, 2019, active employees of Newfield became participants in the Plan.

Following the Newfield merger, there was a reduction of the Plan Sponsor’s workforce resulting in a partial plan termination for 2019 as defined by ERISA. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting in the employer’s 8% contribution is required for the affected participants, but the remaining participants’ vesting continues to be determined per the plan provisions.

Effective July 1, 2019, the Management Pension & Benefits Committee has approved the merger of the Newfield Retirement Plan, for which Newfield was the participating employer, into the Encana (USA) Retirement Plan.

SUPPLEMENTAL SCHEDULE

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2018

Employer Identification Number: 90-1021013

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Vanguard Institutional Index INSTL	Mutual Fund	29,189,025
	DFA U.S. Small Cap	Mutual Fund	15,094,973
	Vanguard Windsor II Fund - Admiral	Mutual Fund	14,700,157
*	Principal Large Cap Growth I Inst	Mutual Fund	14,428,180
	PIMCO Total Return Instl Fund	Mutual Fund	13,240,684
	Hartford Intl Opp Y Fund	Mutual Fund	10,787,959
*	Principal Real Estate Secs Inst	Mutual Fund	4,098,349
*	Principal Mid Cap S&P 400 Index Inst	Mutual Fund	3,897,773
	T. Rowe Price Inst Emerging EQ	Mutual Fund	3,173,538
*	Principal Small Cap S&P 600 Index Inst	Mutual Fund	3,137,356
*	Principal Bond Market Ind Inst	Mutual Fund	3,000,976
*	Principal Intl EQ Ind Inst	Mutual Fund	2,325,304
	PIMCO Global Bond (Unhedged) I Fund	Mutual Fund	1,675,134

	Total mutual funds		118,749,408

*	Principal LifeTime Hybrid 2045 CIT	Common Collective Trust Fund	17,456,622
*	Principal Stable Value Inst FD+	Common Collective Trust Fund	16,087,858
*	Principal LifeTime Hybrid 2050 CIT	Common Collective Trust Fund	15,486,187
*	Principal LifeTime Hybrid 2040 CIT	Common Collective Trust Fund	15,259,056
*	Principal LifeTime Hybrid 2025 CIT	Common Collective Trust Fund	14,753,845
*	Principal LifeTime Hybrid 2035 CIT	Common Collective Trust Fund	11,651,802
*	Principal LifeTime Hybrid 2030 CIT	Common Collective Trust Fund	10,558,184
*	Principal LifeTime Hybrid 2020 CIT	Common Collective Trust Fund	9,054,872
*	Principal LifeTime Hybrid 2055 CIT	Common Collective Trust Fund	5,944,674
*	Principal LifeTime Hybrid 2015 CIT	Common Collective Trust Fund	3,619,618
*	Principal LifeTime Hybrid 2060 CIT	Common Collective Trust Fund	1,572,252
*	Principal LifeTime Hybrid Inc CIT	Common Collective Trust Fund	664,444
*	Principal LifeTime Hybrid 2065 CIT	Common Collective Trust Fund	315,641
*	Principal LifeTime Hybrid 2010 CIT	Common Collective Trust Fund	306,791

	Total common collective trust funds		122,731,846

*	Encana Corporation common shares	Common Shares	15,260,321

	Total common shares		15,260,321

*	Participant notes receivable	4.25% - 6.25% with maturities through 2033, collateralized by participant vested balances	2,538,031

	Total loans receivable		2,538,031

			259,279,606

(d) Cost information is not required for these investments, as they are participant directed.
* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Management Pension & Benefits Committee, as administrator of the Encana (USA) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENCANA (USA) RETIREMENT PLAN

Date: June 24, 2019	By: /s/ Chris Casebolt
Name: Chris Casebolt
Title: Management Pension & Benefits Committee Member

Form 11-K Exhibit Index

Exhibit No.
23.1	Consent of Plante Moran, PLLC.
23.2	Consent of EKS&H LLLP.